SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THE SPECTRANETICS CORPORATION

(Name of Subject Company (Issuer))

HEALTHTECH MERGER SUB, INC.

a wholly owned subsidiary of

PHILIPS HOLDING USA INC.

a wholly owned subsidiary of

KONINKLIJKE PHILIPS N.V.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

84760C107

(CUSIP Number of Class of Securities)

Joseph E. Innamorati

HealthTech Merger Sub, Inc.

3000 Minuteman Road

Andover, MA 01810

(978) 687-1501

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Matthew G. Hurd

Rita-Anne O’Neill

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
N/A	N/A

*

Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable

Form of Registration No.	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding shares of Common Stock, par value $0.001 per share, of The Spectranetics Corporation (“Spectranetics”) by HealthTech Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Philips USA Holding Inc. (“Parent”), a wholly owned subsidiary of Koninklijke Philips N.V.

Additional Information

This communication relates to a tender offer (the “Offer”) that has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Spectranetics or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Philips and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Spectranetics. The offer to purchase shares of Spectranetics common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Purchaser, and the solicitation/recommendation statement will be filed with the SEC by Spectranetics. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Item 12.  Exhibits

Exhibit 99.1	Joint Press Release issued by Philips and Spectranetics, dated June 28, 2017.

Exhibit 99.2	Investor presentation, dated June 28, 2017.

Exhibit 99.3	Email to employees of Philips’ Image Guided Therapy Division, dated June 28, 2017.

Exhibit 99.4	Email to Philips’ employees, dated June 28, 2017.

Exhibit 99.5	Email to employees of Philips’ Image Guided Therapy Division, dated June 28, 2017.

Exhibit 99.6	Email to employees of Philips’ Image Guided Therapy Devices Division, dated June 28, 2017.

Exhibit 99.7	Email to employees of Philips’ Peripheral Vascular Division, dated June 28, 2017.

Exhibit 99.8	Email to employees of Philips’ Coronary Division, dated June 28, 2017.

Exhibit 99.9	Email to employees of Philips’ North American Commercial Division, dated June 28, 2017.

Exhibit 99.10	Email to Spectranetics’ employees, dated June 28, 2017.

Exhibit 99.11	Presentation to Philips’ employees, dated June 28, 2017.

Exhibit 99.12	Press Release issued by Philips, dated June 28, 2017.

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